Filed by Nuveen Quality Preferred Income Fund 2

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Quality Preferred Income Fund 2

Commission File No. 811-21137

Nuveen Quality Preferred Income Fund

Commission File No. 811-21082

Nuveen Quality Preferred Income Fund 3

Commission File No. 811-21242

FOR IMMEDIATE RELEASE
ATTENTION: BUSINESS/FINANCIAL EDITORS
MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Funds’ Proposals Receive Support of Leading Proxy Advisory Service

CHICAGO, January 12, 2016 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that Institutional Shareholder Services Inc. (ISS) has recommended that shareholders vote in favor of a plan to merge three preferred securities closed-end funds and to enact investment policy changes which reduce the minimum allocation to investment grade securities from 65 percent to 50 percent and eliminate the existing 45 percent limit on dollar denominated preferred securities of non-US issuers. ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.

ISS recommends the funds’ shareholders vote in favor of the proposed changes and merger at the funds’ annual shareholder’s meeting on January 19, 2016.

The proposed fund merger is as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Quality Preferred Income Fund	JTP	Nuveen Quality Preferred Income Fund 2	JPS
Nuveen Quality Preferred Income Fund 3	JHP

A Q&A posted on Nuveen’s web site provides a summary of the proposed merger and investment policy changes.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $220 billion as of September 30, 2015. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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12940-INV-O-01/17

Nuveen Preferred Securities Closed-End Funds

Questions & Answers about Board Actions 01.15.16

What actions did the Nuveen Fund Board approve?

The Board of Trustees of Nuveen Quality Preferred Income Fund (JTP), Nuveen Quality Preferred Income Fund 2 (JPS) and Nuveen Quality Preferred Income Fund 3 (JHP) recently approved a series of non-fundamental investment policy changes along with, subject to shareholder approval, the consolidation of the funds.

What investment policies are changing?

The Board approved changes to the funds’ non-fundamental policies related to the minimum allocation to investment grade securities. These changes are to better align the funds’ strategies with evolution in the preferred securities market since the funds’ launch in 2002. The minimum allocation to investment grade securities for each fund is being reduced from 80% to 65% effective immediately. Because these are non-fundamental policies, no shareholder vote is required.

What funds are being consolidated?

The table below provides further information on acquired and acquiring funds:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Quality Preferred Income Fund 3	JHP	Nuveen Quality Preferred Income Fund 2 to be renamed Nuveen Preferred Securities Income Fund	JPS
Nuveen Quality Preferred Income Fund	JTP

As part of the proposed consolidation, the Board also approved additional changes to the acquiring fund’s non- fundamental policies that would take effect when the merger closes. These are:

-	Further reducing the minimum allocation to investment grade securities from 65% to 50% and

-

Eliminating the current 45% limitation on dollar-denominated preferred securities of non-US issuers. (In other words, after merger, JPS would have no limitation on investing in dollar-denominated preferred securities issued by non-US entities)

Nuveen Preferred Securities Funds Q&A, 15 January 2016	page 2

Why has the Funds’ Board of Trustees recommended the merger?

The funds have substantially similar investment portfolios, investment objectives, and policies. The proposed merger is intended to enhance the funds’ trading appeal and lower operating expenses by creating a single, larger fund. In its approval, the Fund Board concluded that the proposed merger would be in the best interests of each fund and its shareholders.

Why is the minimum allocation to investment grade securities being reduced in two steps?

The initial change to 65% will help the three funds more fully capitalize on current attractive opportunities, while the subsequent reduction to a minimum investment grade allocation of 50% for JPS, if the merger is approved, is intended to give the portfolio managers more management flexibility as the preferred market continues to evolve.

What are the potential benefits of the Board’s actions to me as a fund common shareholder?

The Board’s actions are expected to offer a number of potential benefits to fund shareholders, including:

●

The potential for higher net earnings, as a result of the acquiring fund’s greater investment flexibility and increased use of leverage, may support higher common share distributions, and result in a more attractive yield, which may increase investor appeal and, in turn, enhance secondary market trading prices of common shares relative to net asset value;

●	Increased portfolio and leverage management flexibility due to a significantly larger asset base of the acquiring fund following the merger;

●	Greater secondary market liquidity and ease of trading due to substantially more common shares outstanding; and

●

The acquiring fund will recognize operating cost savings and operational efficiencies because certain duplicative fees and expenses incurred by each stand-alone fund prior to the merger (e.g., board-related fees, fees for legal services, accounting, regulatory filings and printing) will be eliminated and, following the merger, such fees and expenses will be spread over a significantly larger asset base.

Will there be any taxable consequences from the proposed merger?

No. Each merger is intended to qualify as a tax-free “reorganization” for federal income tax purposes. In addition, we anticipate that repositioning the surviving fund’s portfolio will not result in any net realized gains.

What actions do I need to take at this time?

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. The funds engage a proxy solicitation firm – Computershare Fund Services - to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please vote as soon as possible. If you are a financial advisor, please encourage your clients to vote as soon as possible.

Nuveen Preferred Securities Funds Q&A, 15 January 2016	page 3

FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

¡ market developments;

¡ legal and regulatory developments; and

¡ other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

This information does not constitute an offer for sale of any securities. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully when it is filed with the SEC in a few weeks, to find all important information regarding the proposals. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

Investing in closed-end funds involves risk; principal loss is possible. There is no guarantee a Fund’s investment objectives will be achieved. Closed-end fund shares may frequently trade at a discount or premium to their net asset value. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure, and therefore are subject to greater credit risk. Debt or fixed income securities such as those held by the Fund, are subject to market risk, credit risk, interest rate risk, derivatives risk, liquidity risk, and income risk. As interest rates rise, bond prices fall. Leverage increases return volatility and magnifies a Fund’s potential return and its risks; there is no guarantee a fund’s leverage strategy will be successful. These and other risks such as concentration and foreign securities risk are described in more detail on each Fund’s web page at www.nuveen.com.

Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc.

11054-INV-AN-09/16